Mail Stop 4561
                                                            June 27, 2018


Wei Wei
Chief Executive Officer
Pintec Technology Holdings Limited
216, 2/F East Gate, Pacific Century Place
No. A2 Gongti North Road
Chaoyang District, Beijing
People's Republic of China

       Re:      Pintec Technology Holdings Limited
                Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted June 19, 2018
                CIK No. 0001716338

Dear Mr. Wei:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 31, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based compensation expenses, page 94

1. You disclose that options were issued in connection with the Reorganization that were not treated as newly granted for accounting purposes. Please provide us with the details of these options including the number issued, the significant terms and the underlying fair
 Wei Wei
Pintec Technology Holdings Limited
June 27, 2018
Page 2

       value of the Pintec ordinary shares used to value the options. Also, tell us how you accounted for these options and refer to the authoritative guidance you relied upon.

2. Please tell us whether Pintec has granted any share-based compensation awards in 2018.
       If so, as previously requested, please provide us with the details of these grants including the date of grant, the number of options or equity instruments granted or issued, the exercise price and the fair value of underlying ordinary shares. Please provide updates through the date of effectiveness.

3. Please revise to include a discussion of the methods used to determine the fair value of the underlying Pintec ordinary shares and the nature of the material assumptions involved.

Liquidity and Capital Resources, page 104

4. You disclose that you borrowed RMB564 million from an individual pursuant to a one-
       year unsecured general loan in January 2018. Please identify the lender and file the loan agreement as an exhibit to the registration statement. Refer to Item 10.C of Form 20-F and Item 601(b)(10) of Regulation S-K. Clarify whether the proceeds from this offering will be used to repay this indebtedness.

Item 7. Recent Sales of Unregistered Securities, page II-1

5. Your response to prior comment 12 indicates that the shares issued in 2017 were those of
       Pintec; however, you also indicate that these shares were not reflected in the financial statements until after the reorganization. Please explain your basis for not including these share issuances in your 2017 financial statements and refer to any authoritative guidance you relied upon.

6. We note that you began to securitize a significant proportion of your financial receivables through public and private asset-backed securities in 2017. Please disclose information regarding these issuances pursuant to Item 701 of Regulation S-K.


        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at
(202) 551-3735.
 Wei Wei
Pintec Technology Holdings Limited
June 27, 2018
Page 3

                                                  Sincerely,

                                                  /s/ Jan Woo

                                                  Jan Woo
                                                  Legal Branch Chief
                                                  Office of Information
                                                  Technologies and Services

cc:    Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP